FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release, dated October 30, 2008, entitled “AFP PROVIDA S.A. reports its results as of September 30, 2008”

                 Item 1

For Immediate Release
Contact:
María Paz Yañez
Planning & Control Manager
Phone: (56-2) 351-1209
Fax: (56-2) 679-2320
E-mail: myanezm@afpprovida.cl

Santiago, Chile – October 30, 2008 – AFP PROVIDA (NYSE: PVD) announces its consolidated financial results for the period ended September 30, 2008. All figures are expressed in constant Chilean pesos and are prepared in accordance with the Chilean Generally Accepted Accounting Principles (Chilean GAAP). Figures as of September 30, 2007 are inflation adjusted by the year on year CPI figure of 9.3%.

AFP PROVIDA S.A. reports its results  as of September 30, 2008

GENERAL HIGHLIGHTS FOR THE FIRST NINE MONTHS OF 2008

Ü
During the first nine months of 2008, a net loss of Ch$816.3 million was recorded, lower in Ch$39,755.3 million with respect to net income recorded in the same period of 2007. This result was basically driven by negative returns obtained by pension funds, causing losses on mandatory investments and higher costs of casualties to be covered by the Company affecting the life and disability insurance premium. The latter was partially offset by the growth observed in fee income accompanied by lower operating expenses different from the life and disability insurance. The non-operating component of the result generated a loss higher than the loss recorded in the same period of last year, basically due to losses in price level restatement in view of the higher inflation applied in the period, and the negative effect arisen from foreign exchange rate, which was partially offset by a better performance of the remaining components, where higher other income (expenses) net and lower financial interests were highlighted.

Ü
Regarding the operating income, this amounted to Ch$11,174.0 million, lower in Ch$42,760.0 million than the income recorded in the same period of 2007. This variation was partly attained by losses on mandatory investments, implying a negative deviation (Ch$37,417.7 million) with respect to last year due to strong drops exhibited in the worldwide stock markets. Additionally, the period recorded a higher life and disability insurance cost (Ch$24,993.2 million), from which around a 50% was caused by the expected factors corresponding to a higher salary base of clients and an increase of the casualty rate in line with the updating of mortality tables. The remaining 50% of this variation was caused by negative returns of pension funds that rose the differential cost to be covered by the Company, and the growth of disability claims, which in the pension industry's view was attributable to the enforcement of the Pension Reform Law. Moreover, fee income partially offset such result, as a consequence of the real growth in salary base and the increment in variable fee charged over the client's taxable income in order to finance the higher expected casualty rate, adding the positive management over operating expenses different from the life and disability insurance.

Ü
In non-operating terms, a loss of Ch$8,780.1 million was recorded, higher in Ch$1,480.2 million than the loss registered in the same period of last year. This deviation was basically explained by higher losses in price level restatement due to the superior inflation applied in the period (6.9% at September 2008 v/s 5.1% at September 2007), and the negative effect of depreciation of Chilean peso against the dollar in the debt maintained with Provida Internacional. The above was partially offset by higher other income (expenses) net, since 2007 period included the closing of certain judicial contingencies, adding lower interest expenses resulting from the lower balance of the short term banking debt maintained during the period.

Ü
Since Provida became the sole shareholder in AFP Genesis (Ecuador) Provida’s financial statements are consolidated with those' from this subsidiary, which implied to acknowledge in different components of its results, a net income of Ch$1,324.5 million during the first nine months of 2008, representing an increase of 29.6% with respect to the same period of last year.

Ü
As of September 30, 2008, Provida continued leading the Chilean pension fund industry in terms of assets under management, totaling US$28,434.3 million equating to a market share of 30.8%. Also, Provida is a leader in terms of clients with an average portfolio of 3.4 million affiliates and 1.8 million of contributors, with market shares of 41.9% and 40.7% respectively, according to the information available at August 2008.

GENERAL HIGHLIGHTS FOR THE THIRD QUARTER OF 2008

Ü
In the third quarter of 2008 (3Q08) a net loss of Ch$15,401.2 million was recorded, lower in Ch$25,364.1 million than the net income recorded in the third quarter of 2007 (3Q07). This result was basically attained by negative returns achieved by pension funds that affected mandatory investments causing losses, as well as the life and disability insurance increasing the cost of casualties to be covered by the AFP. The non-operating result recorded a higher loss than the loss recorded in 3Q07, basically due to higher losses in price level restatement, which was partially offset by lower interest expenses.

Ü
The operating component recorded a loss of Ch$10,689.0 million in the 3Q08, lower in Ch$25,709.8 million than the income recorded in the 3Q07, basically as a consequence of losses on mandatory investments in view of the strong falls recorded by the worldwide stock markets that implied a variation of Ch$19,208.4 million regarding the gains attained in the 3Q07. It added to the latter, the higher cost of life and disability insurance, whose deviation (Ch$13,277.8 million) was explained in around 70% by negative returns of pension funds that increased the casualty costs to be covered by the Company and the increment of disability claims, which in the pension industry's view would be related to the enforcement of the Pension Reform Law, specifically the solidarity principle. The rest of this variation was driven by the expected effect of updating mortality tables and the increase in the client portfolio covered. Moreover, fee income increased in Provida as well as in AFP Genesis in Ecuador.

Ü
In non operating terms, a loss of Ch$4,689.1 million was registered in 3Q08, higher in Ch$1,216.3 million than the loss recorded in the same period of last year. This result was basically attained by higher losses in price level restatement (Ch$1,227.9 million) given the Chilean peso depreciation against the dollar, adding lower profits from related companies, especially affected by foreign subsidiaries. The above was partially offset by lower interest expenses, given the lower balance in the short term debt maintained in the quarter.

AFP PROVIDA, leading company in the Chilean pension fund industry, provides pension fund management and related services throughout the country and has invested in similar companies in Peru, Ecuador and Mexico. In July 1999, PROVIDA was incorporated into the financial holding BBVA Group that enjoys pride of place in the pension fund industry and is one of the principal financial conglomerates in Latin America.
	September	Market
Business Drivers	2008	Share

Average number of affiliates	3,435,239	41.9%	(1)
Average number of contributors	1,811,459	40.7%	(1)
Average number of pensioners	402,546	38.1%

Average collection base (US$ Million)	1,142	33.2%	(1)
AUM (US$ Million)	28,434	30.8%
Average real return of Pension Fund (Acum Sep08)	-15.26%
Pension Fund Type A real return (Acum Sep08)	-25.78%
Pension Fund Type B real return (Acum Sep08)	-18.87%
Pension Fund Type C real return (Acum Sep08)	-12.19%
Pension Fund Type D real return (Acum Sep08)	-5.88%
Pension Fund Type E real return (Acum Sep08)	-0.19%

	September	Market
Other Variables	2008	Share

Average number of branches	110	43.8%
Average number of administrative employees	1,031	30.2%	(2)
Average number of sales agents	604	22.6%	(2)

(1) Market Share in August, 2008 (2) Market Share in June, 2008

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS FOR THE FIRST NINE MONTHS OF 2008

In the external context, the global financial system has suffered extraordinary pressures, affecting liquidity, credit access and the prices of assets. Markets anticipate significant slowdowns in the global economy and in the prices of basic products, particularly copper and oil have dropped significantly, which result has been that several central banks and governmental authorities have taken exceptional measures.

In the local context, the available information for the third quarter is consistent with the prospects that the economy's annual expansion for the second semester will grow higher than in the first half of 2008. The latter sustained in the fact that the internal demand has continued growing at high rates, particularly the imported component, and the unemployment rate has kept stable.

The monthly economic activity indicator (IMACEC) recorded during August growth of 2.4% with respect to the same month of the last year, basically due to the drop of the added value of mining and by the decrease in the wholesale-trade. For the close of 2008, the Central Bank foresees a projection at a range between 4.5% and 5.0% for the GDP growth.

With respect to foreign trade, the trade balance accrued a positive balance of US$12,251.3 million in the first nine months of 2008, lower by 38.1% than the figure recorded in the same period of 2007, because of imports grew higher than exports. In figures, exports amounted to US$56,909.1 million during January-September 2008, a growth of 11.2% with respect to the same period of 2007, while imports totaled US$44,657.8 million, growing by 42.3%.

The consumer price index (CPI) recorded a monthly variation of 1.1% as of September 2008, accumulating an inflation of 7.6% during the year and 9.2% in twelve months. The main groups contributing to this increase were transport and housing.

In view of the inflationary context evidenced during the current year given the shocks in row materials prices, specially oil and food,  the Central Bank has increased  its monetary policy interest rate in 50 basis points in four consecutive times since June (from 6.25% to 8.25%), in order to assure the convergence of inflation towards the target range in the medium term.

In relation to labor market, the unemployment rate was 8.2% in the mobile quarter June-August 2008, an increase of 0.6 percent points in comparison with the same quarter of the last year, and a decrease of 0.2 percent points with respect to the previous quarter.

Pursuant to the trend shown during the year, the labor force recorded a variation (4.6%) higher than employment (4.0%) in a twelve-month period. However, in the current measurement, the gap between both variables was reduced due to a higher expansion pace observed in occupation. Besides, the period recorded a lower increase in unemployed people and a higher reduction of people searching for a job for the first time (12.3%). This situation was similar in men and women, but the labor force (8.1%) and the women employment (6.7%) continued impelling the dynamism in global terms.

In twelve months, 318,340 people were incorporated to the labor force and the occupied workers increased by 253,810, where the economic sectors such as construction, commerce and financial services have encouraged the growth of employment.

Regarding the Pension Reform Law and as informed in previous reports, in July 2008 the solidarity principle was implemented, a system that grants basic solidarity pensions (PBS) and solidarity pension contributions (APS) for seniority and disabled people belonging to the 60% of lower salaried population. The Government has made a positive balance of its implementation, recording 100,054 claims of PBS and APS in September 2008, which has meant more than 90% of the projected claims for 2008. Out of the total of claims, 83,724 claims belonged to PBS destined to 65 year-old people or older who did not receive any type of pension and belong to the 40% most vulnerable group of the country.

The most recent changes implemented (October 2008) are the following:
-	Pension benefits: subsidies to employers that hire low-income young workers; elimination of fixed fee; voluntary affiliation to the system.
-
Voluntary pension savings (APV): collective APV (employers could agree with an AFP or authorized institution collective APV plans for their workers; a 15% bonus for middle and low salaried-workers that make APV.

-
Life and disability insurance: right of women to apply for the life and disability insurance up to 65 years old; right of the male spouse to become beneficiary of woman’s insurance; elimination of the second disability determination for total disability.

Additionally, the matters of investments modified in the Pension Reform Law are referred to:
-
Higher Flexibility: expansion of investment alternatives in Chile and abroad, adding the gradual extension of investments limits abroad up to 80%. As of October 2008, this limit was enlarged by the Central Bank from 40% to 45%.

-
New Institutional Framework: an investment regime was established in March 2008 setting rule limits for indirect investments. The latter implied that modifications are made with the technical committee's approval, and not through the Congress.

-	Fund Type E is authorized to invest in variable income (up to 5% of its portfolio) since October 2008.
-	Investments in derivative instruments are allowed, which previously were allowed only as coverage instruments (derivatives instruments to coverage and investments processes).
-
Self regulation: The AFPs must formally establish their investments policies approved by the Board of Directors and inform them to the regulatory entities and the public, setting investments committees inside the Board of Directors.

The measurements still pending to be implemented are referred to:

-
The new affiliates portfolio (workers that are just entering the labor market), as well as, the life and disability insurance will be go under bidding processes; the subcontracting services for administrating funds and accounts (optional). These processes should be implemented by July 2009.

-	The flexibilization investment process will continue. The Central Bank has pointed out that by August 2009 the foreign investment limit would be established at 60%.
-
By 2012 all the changes established in this new Pension Reform Law should be implemented, highlighting the complete incorporation of self-employed workers to the pension system, which would imply a new business opportunity for all the AFPs.

Net income
In the first nine months of 2008, the Company recorded a net loss of Ch$816.3 million, equivalent to an average return on equity of 3.6% in twelve months. This result represented a negative deviation of Ch$39,755.3 million with respect to the net income recorded during the same period of 2007, basically attained by negative returns of pension funds that implied losses on mandatory investments and increased the cost of casualties to be covered by the Company, which was partially offset by the growth observed in fee income and the containment of other components of operating expenses. The non-operating result recorded a higher loss basically explained by the effect of a higher inflation and the depreciation of the Chilean peso against the dollar over the price level restatement.

The operating income was lower in Ch$42,760.0 million with respect to the figure recorded in the same period of the last year, as a consequence of the loss of Ch$16,610.4 million recorded by mandatory investments that implied a negative deviation of Ch$37,417.7 million, basically due to negative returns obtained by pension funds during the period as a consequence of drops observed in the worldwide stock markets. It added to the above, the higher cost of life and disability insurance (Ch$24,993.2 million), where around 50% of the variation was explained by expected factors regarding a higher salary base and the increase of the casualty rate affected by the updating of mortality tables. The remaining factors arose from the effect of negative returns of pension funds over the cost of casualties to be covered by the Company, as well as, the increase in the number of disability claims that at industry level was associated with the implementation of the Pension Reform Law. The above was partially offset by higher fee income, given the positive evolution recorded by mandatory collection and the increase of variable fee charged to clients, adding an appropriate management of the operating expenses different from the life and disability insurance.

In relation to the non operating income, this recorded a loss that implied a negative variation of Ch$1,480.2 million with respect to the loss recorded in the first nine months of 2007. This result was basically explained by losses in price level restatement due to the higher inflation applied during the period (6.9% as of September 2008 versus 5.1% for the same period of 2007) and the negative effect in the foreign exchange rate. This was partially offset by higher other income (expenses) net due to 2007 recorded the closing of certain judicial contingencies, adding lower interest expenses in view of the lower balance of short term banking debt mainly overdraft lines.

Regarding income taxes, the period recorded a lower expense basically associated with the evolution of taxable income and the deferred taxes.

	Sep-08	Sep-07	Change	%
	(Million of constant Chilean pesos at September 30, 2008, except ercentages)
Operating income	11,174.0	53,934.0	(42,760.0)	-79.3%
Total operating revenues	135,063.7	154,519.6	(19,455.9)	-12.6%
Total operating expenses	(123,889.8)	(100,585.6)	(23,304.1)	23.2%

Other non operating expenses (income)	(8,780.1)	(7,300.0)	(1,480.2)	20.3%

Income taxes	(3,210.1)	(7,695.0)	4,484.9	-58.3%

Net income	(816.3)	38,939.0	(39,755.3)	-102.1%

In the first nine months of 2008, it was recorded a loss per share (each ADR represents fifteen shares) of Ch$2.46 compared with Ch$117.53 obtained in the same period of 2007. As of September 30, 2008, the total number of outstanding shares stood at 331,316,623, recording no changes with respect to the same date of 2007.

BUSINESS DEVELOPMENT

Operating revenues
During the first nine months of 2008, operating revenues were Ch$135,063.7 million, representing a real decrease of 12.6% or Ch$19,455.9 million with respect to the same period of 2007. This result was basically sustained by the loss of Ch$16,610.4 million obtained by mandatory investments affected by local and foreign markets that implied a negative deviation of Ch$37,417.7 million with respect to the gains recorded the same period last year. The latter was partially offset by fee income that increased by Ch$16,891.5 million due to higher mandatory collection levels and the increase of variable fee, adding higher other operating revenues of Ch$914.3 million stemming from the growth in fees generated by AFP Genesis. Finally, higher financial revenues of Ch$156.0 million were registered in the period, stemming from the increase in cash flows managed by the insurance company related to the contract in force since January 2005.

•
Fee income was Ch$143,651.9 million during the fist nine months of 2008, representing an increase of 13.3% or Ch$16,891.5 million with respect to the same period of the last year. This evolution was in line with the growth observed in mandatory fees, which increased by 13.5% in the same period, as consequence as the real increase in salary base (5.6% in real terms) and the increase from 2.39% to 2.59% of variable fee for mandatory contributions that was noticeable from February 2008 in results.

All the aforementioned in a context where Provida has maintained its leading position in the pension industry with average market shares over 40% in terms of clients as of August 2008, and an average number of contributors of 1,811,459 in the first nine months of 2008.

•
Losses on mandatory investment were Ch$16,610.4 million as of September 2008, a decrease of Ch$37,417.7 million with respect to the gains generated during the same period of 2007. This result was driven by the strong drops observed in the worldwide stock markets, specially during September 2008, pursuant the financial crisis that began in the United States that have already affected financial institutions all over the world. In figures, the stock markets have recorded the following falls year to date: IPSA -9.8%, Mexbol -15.7%, MSCI LA -27.6%, Nasdaq -21.1%, Dow Jones -18.2%, Hang Seng -35.2%, Nikkei -26.4%, Dax -27.7% and FTSE -24.1%. The latter implied that the weighted average nominal return of pension funds was -9.4% in the first nine months of 2008, which was compared with +13.1% obtained in the same period of 2007.

Operating expenses
They increased by 23.2% or Ch$23,304.1 million from Ch$100,585.6 million in the first nine months of 2007 to Ch$123,889.8 million in the same period of 2008, basically due to the higher life and disability insurance cost arisen from a larger salary base covered and a higher casualty rate.  In connection with the latter are the updating of mortality tables, the effect of negative returns of pension funds over the cost of casualties that the Company must cover and the rise of casualty claims caused by the implementation of the Pension Reform Law. The above was partially offset by lower remunerations to administrative personnel, mainly related to the variable component of remunerations (profit bonuses and awards), adding lower severance payments recorded in the period. Also, the period recorded lower other operating expenses, especially administrative and data processing costs.

•
Remunerations of administrative personnel amounted to Ch$15,040.1 million in the first nine months of 2008, lower by Ch$1,103.4 million or 6.8% with respect to the figure recorded in the same period of last year. This result was basically boosted by the variable component of remunerations regarding extraordinary awards and the acknowledge of the minimum profit bonuses due to the results of the Company, adding lower severance payments recorded with respect to the level registered in the same period of 2007.

In figures, the average figure of administrative staff was 1,031 workers during the first nine months of 2008, while the average recorded in the same period of 2007 was 1,024 workers. By comparing at the end of both periods, the administrative staff increased by 2.2% from 1,022 as of September 2007 to 1,044 workers as of September 2008.

•
Remunerations of sales personnel increased from Ch$8,139.2 million in the first nine months of 2007 to Ch$8,528.0 million in the same period of 2008, a variation of Ch$388.7 million (4.8%). This result was basically explained by higher variable remunerations paid to sales agents, as a result of the increase in production levels achieved by the sales force, specially transfers due to both, higher number of entered cases, as well as the increase of salary base net stemming from transfers. The latter was partially offset by severance payments due the change of staff taken place during the first nine months of 2007, implying higher costs in such period.

In figures, the average number of sales agents in the first nine months of 2008 was 604 workers, increasing by 1.8% with respect to the staff maintained in the same period of 2007 (594 sales agents). With respect to the evolution at the each period end, the sales force increased by 6.5% from 570 salespeople in September 2007 to 604 in September 2008.

•
The cost of life and disability insurance was Ch$80,291.3 million during the first nine months of 2008, an increase of Ch$24,993.2 million or 45.2% with respect to the same period of 2007. Explaining around 40% of this variation is the expected effect from the updating of mortality tables at the beginning of this year, which was accompanied by an increment of the variable fee charged to affiliates (2.39% to 2.59% over the taxable salary) to finance this higher associated cost. Additionally, in light of the change of market conditions affecting the insurance contract, by mutual agreement of the parties the maximum casualty rate rose from 1.27% to 1.70% over the salary base covered, while the temporary premium grew form 0.70% to 1.00%.

Other factor that explains around 10% of this evolution is the larger client portfolio covered, evidenced in the growth observed in the higher salary base of clients.

Also the evolution of the pension funds returns negatively affected the insurance cost, explaining around 30% of the variation. The negative return obtained by the pension funds during the period implied a lower balance in the affiliates' accounts and therefore, higher contributions to be made by the Company, since the difference between the required capital to finance survival and disability benefits and the funds held by the affiliates in their accounts must be covered by Provida.

Finally, another relevant factor affecting the higher cost is related to the strong increase in claims regarding disability benefits in the last three months, which in figures has implied that the average number of claims have increased around 90% in the first nine months of the year with respect to year 2007. At the industry level, it has been pointed out that the Pension Reform Law in terms of the solidarity principle has affected this evolution given the higher expectations among people requesting benefits granted, adding the re-directing to that people do not entitled to receive benefits from the solidarity principle to the AFPs to request disability pensions.

•
During the first nine months of 2008 other operating expenses decreased from Ch$21,004.9 million in the first nine months of 2007 to Ch$20,030.5 million in the same period of 2008, equivalent to 4.6% or Ch$974.4 million. This variation was partly explained by administrative costs that decreased by Ch$748.0 million, mainly by the lower cost in hiring outsourcing services related with the APV commercialization that were replace by the Company’s commercial staff, adding the decrease of rental expenses given the closing of certain branches during the period.

Additionally, the period recorded lower data processing expenses of Ch$633.3 million, given the lower corrective activities required in the period associated to the Unified Platform and lower tariffs achieved by international feeder services. The latter was partially offset by a higher cost in amortizations of Ch$258.2 million given the evolutionary developments added to Unified Platform asset made in 2007.

Operating income
It amounted to Ch$11,174.0 million during the first nine months of 2008, lower in Ch$42,760.0 million or 79.3%, basically due to the negative returns obtained by pension funds during the period that were translated in losses on mandatory investments and a higher insurance cost.

Other non operating expenses (income)
They recorded a loss of Ch$8,780.1 million in the first nine months of 2008, higher in Ch$1,480.2 million or 20.3% than the loss recorded in the same period of 2007. This result was explained by the negative deviation recorded by price level restatement of Ch$4,929.8 million due to the higher inflation applied in the period, adding the depreciation of the Chilean peso against the dollar. The above was partially offset by other non operating income (expenses) net (Ch$1,595.4 million) since in 2007 certain judicial contingencies were closed and lower interest expenses (Ch$1,312.6 million) due to the lower balance in the short-term banking debt maintained during the period.

•
The affiliated companies results increased by Ch$226.8 million or 6.6% from an income of Ch$3,436.1 million in the first nine months of 2007 to an income of Ch$3,662.8 million in the same period of 2008. This result was basically sustained in the fact the local subsidiaries contributed in the aggregate of Ch$693.4 million, adding the result achieved by AFORE Bancomer in Mexico (Ch$458.1 million) that was partially offset by lower results achieved by AFP Horizonte in Peru and the absence of income by BBVA Crecer AFP in the Dominican Republic, an entity sold at the end of 2007.

		Sep-08	Sep-07	Change	%
Company	Country	(Million of constant Chilean pesos at September 30, 2008, except percentages)

Horizonte	Peru	501.0	1,234.8	(733.8)	-59.4%

Bancomer	México	2,479.4	2,021.3	458.1	22.7%

Crecer	Rep.Dominicana	-	190.9	(190.9)	n.a

DCV	Chile	54.1	50.8	3.3	6.4%
				-
PreviRed.com	Chile	605.2	252.4	352.7	139.8%

AFC	Chile	23.3	(314.1)	337.4	-107.4%
TOTAL		3,662.8	3,436.1	226.8	6.6%

In Peru, Provida Internacional is present in AFP Horizonte since 1993, currently holding a 15.87% of the shares. During the first nine months of 2008, this subsidiary generated an income of Ch$501.0 million for Provida, representing a decrease of Ch$733.8 million or 59.4% with respect to the same period of 2007. This result was mainly explained by the losses on mandatory investments compared to the gains obtained in the same period of last year, adding the effects referred to taxes, which were partially offset by the growth observed in fee income (increase of 6.1% in affiliates). As of September 2008, this subsidiary accounted for a total of 1,137,226 affiliates and assets under management for US$4,120.3 million, figures equivalent to market shares of 27% and 23% respectively, situating it in first place in terms of affiliates and in third place regarding assets under management.

Regarding Mexico, in November 2000, Provida Internacional materialized the purchase of 7.50% of AFORE Bancomer’s equity. During the first nine months of 2008, this subsidiary recorded an income of Ch$2,479.4 million for Provida, a positive variation of Ch$458.1 million or 22.7% with respect to the same period of 2007. The latter was basically sustained by the growth observed in fee income driven by the increase of administered funds (6.3%) and higher profits attained by related during the period, which were partially offset by the losses obtained by mandatory investments. As of September 2008, AFORE Bancomer maintained an affiliate portfolio of 4,440,878 and funds of US$13,006.5 million, representing market shares of 11% and 16%, respectively, situating it in third place on the industry in terms of affiliates and in second place in terms of assets under management.

Finally, regarding the local affiliates, it highlights the electronic collection company PreviRed.com where Provida holds a 37.9% ownership, which generated earnings of Ch$605.2 million for Provida during the first nine months of 2008, a positive variation of Ch$352.7 million with respect to the same period of last year in light of a higher activity level and a rise in tariffs charge to clients. The “Unemployment Funds Administrator of Chile S.A.” (AFC), a company that started operations in October 2002 and where Provida has a 37.8% ownership, recorded an income for the first time since its inception of Ch$23.3 million for Provida, a positive variation of Ch$337.4 million with respect to the loss recorded in the same period of last year. Finally, “Investments DCV”, represented for Provida an income of Ch$54.1 million in the first nine months of 2008, an increase of Ch$3.3 million with respect to the same period of 2007. In this company which main purpose is to invest in entities engaged in public offering securities, Provida participates with a 23.14% stake. The rest of its main shareholders are other AFPs in the industry, the same as the other two local investments (AFC and PreviRed.com), adding other financial institutions that also participate.

•
During the first nine months of 2008, the price level restatement recorded a loss of Ch$9,681.8 million, Ch$4,929.8 million higher than the loss recorded in the same period of 2007. This deviation was explained by the higher inflation of 6.9% applied over the Company’s net liability exposure in the first nine months of 2008, while in the same period of 2007, this was 5.1%. It added to the above the higher loss in foreign exchange during the period, associated with the maintenance of the dollar debt with Provida Internacional, since a depreciation of 11.0% in the Chilean peso against the dollar was recorded in the first nine months of 2008, whereas in the same period of last year an appreciation of 4.0% between both currencies was recorded.

Income taxes
As of September 30 2008, the income taxes were Ch$3,210.1 million recording a lower expense of Ch$4,484.9 million or 58.3% with respect to the September 2007, basically due to the result before taxes obtained during the period. Also, the period recorded an adjustment to the deferred taxes obligation, a liability that arose by gains on mandatory investments, since taxes are paid when the shares of such asset are sold. Consequently, given that the discount rate to value this obligation increased by 25 basis points during the first nine months of the year, the obligation for deferred taxes decreased, reducing the income taxes acknowledged in results.

Consolidated balance sheet

•
At September 30, 2008, total assets were Ch$293,593.9 million, lower in Ch$29,827.6 million (9.2%) with respect to the close of September 2007. This variation was basically sustained by lower mandatory investments of Ch$26,614.6 million due to negative returns obtained by most of pension funds during the last twelve months, which could not be offset by the normal contributions recorded in the growing contributor’s base.

Also, the period recorded lower current assets of Ch$9,084.4 million as a consequence of the lower goodwill (Ch$8,906.5 million) in connection with the normal amortization of goodwill (Ch$5,793.9 million), mainly AFP Protección y AFORE Bancomer and the sale of the stake held in the Dominican Republic (Ch$3,112.6 million).

Partially offsetting the above were higher current assets of Ch$6,764.6 million in view of the higher marketable securities (Ch$5,376.1 million) basically mutual funds, adding higher receivables from the State (Ch$2,408.1 million) because of pensions and benefits granted by the State that were temporary financed by the Company.

•
Total liabilities decreased by Ch$21,290.3 million or 27.6% from Ch$77,262.7 million in the first nine months of 2007 to Ch$55,972.4 million in the same period of 2008. The latter was basically sustained by lower current liabilities of Ch$18,496.2 million, due to lower obligations with banks and financial institutions (Ch$22,046.5 million), given the financing by retention of earnings and cash flows arisen from the sale of the stake held in BBVA Crecer AFP in the Dominican Republic at the end of 2007, which was partially offset by higher accruals (Ch$8,275.7 million) basically due to unfavorable casualty rate of the life and disability insurance.

•
Shareholders’ equity decreased by Ch$8,537.3 million or 3.5% from Ch$246,158.7 million as of September 30, 2007 to Ch$237,621.4 million at the end of September 2008, basically due to the distribution of dividends from 2007 results and the loss registered in the first nine months of the year.

Exchange rate
As of September 30, 2008, it was Ch$551.31 per dollar, while in the same period of the last year it was Ch$511.23. In the first nine months of 2008, a depreciation of 11.0% in the Chilean peso against the dollar was recorded, while in the same period of 2007, an appreciation of 4.0% in the Chilean peso against the dollar was registered.

CONSOLIDATED INCOME STATEMENT

	Sep-08	Sep-07	Change	% Change
	(Million of constant Chilean pesos at September 30, 2008, except percentages)

OPERATING REVENUES
Fee income	143,651.9	126,760.4	16,891.5	13.3%
Gains (loss) on mandatory investments	(16,610.4)	20,807.3	(37,417.7)	-179.8%
Financial Revenues on Life & Disability Insurance	2,150.2	1,994.2	156.0	7.8%
Other operating revenues	5,872.0	4,957.7	914.3	18.4%

Total Operating Revenues	135,063.7	154,519.6	(19,455.9)	-12.6%

OPERATING EXPENSES
Administr. personnel remunerations	(15,040.1)	(16,143.5)	1,103.4	-6.8%
Sales personnel remunerations	(8,528.0)	(8,139.2)	(388.7)	4.8%
Life & Disablity Insurance	(80,291.3)	(55,298.1)	(24,993.2)	45.2%
Other operating expenses	(20,030.5)	(21,004.9)	974.4	-4.6%

Total Operating Expenses	(123,889.8)	(100,585.6)	(23,304.1)	23.2%

OPERATING INCOME	11,174.0	53,934.0	(42,760.0)	-79.3%

OTHER NON OPERATING EXPENSES (INCOME)
Gains on investments	110.0	18.5	91.6	496.0%
Profit (loss) in Related Companies	3,662.8	3,436.1	226.8	6.6%
Amortization of goodwill	(4,143.9)	(4,367.2)	223.3	-5.1%
Interest expenses	(548.4)	(1,861.0)	1,312.6	-70.5%
Other income (expenses) net	1,821.1	225.7	1,595.4	707.0%
Price level restatement	(9,681.8)	(4,752.0)	(4,929.8)	103.7%

Total Other Non Operating Expenses (Income)	(8,780.1)	(7,300.0)	(1,480.2)	20.3%

INCOME BEFORE TAXES	2,393.8	46,634.0	(44,240.2)	-94.9%

INCOME TAXES	(3,210.1)	(7,695.0)	4,484.9	-58.3%

NET INCOME	(816.3)	38,939.0	(39,755.3)	-102.1%

CONSOLIDATED BALANCE SHEET

	Sep-08	Sep-07	Change	%
	(Million of constant Chilean pesos at September 30, 2008, except percentages)

ASSETS
Total Current Assets	27,862.7	21,098.1	6,764.6	32.1%
Total Mandatory Investments	154,874.8	181,489.4	(26,614.6)	-14.7%
Total Premises and Equipment	28,019.1	28,912.3	(893.2)	-3.1%
Total Other Assets	82,837.3	91,921.6	(9,084.4)	-9.9%

TOTAL ASSETS	293,593.9	323,421.5	(29,827.6)	-9.2%

LIABILITIES AND SHAREHOLDERS' EQUITY
Total Current Liabilities	48,370.0	66,866.2	(18,496.2)	-27.7%
Total Long-Term Liabilities	7,602.5	10,396.5	(2,794.1)	-26.9%

Minority Interest	0.1	0.1	0.0	14.0%

Total Shareholders´ Equity	237,621.4	246,158.7	(8,537.3)	-3.5%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	293,593.9	323,421.5	(29,827.6)	-9.2%

CONSOLIDATED CASH FLOW STATEMENT

	Sep-08	Sep-07	Change	%
	(Million of constant Chilean pesos as of September 30, 2008, except percentages)

CASH FLOW FROM OPERATING ACTIVITIES	33,080.2	45,135.2	(12,055.0)	-26.7%
Total Operating Revenues	159,457.9	190,209.7	(30,751.8)	-16.2%
Total Operating Expenses	(126,377.7)	(145,074.5)	18,696.8	-12.9%

CASH FLOW FROM FINANCING ACTIVITIES	(21,029.4)	(46,390.3)	25,361.0	54.7%

CASH FLOW FROM INVESTING ACTIVITIES	(8,323.7)	1,352.2	(9,675.8)	-715.6%

TOTAL NET CASH FLOW	3,727.2	97.1	3,630.1	3740.0%

A.F.P. PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE THIRD QUARTER 2008

Net income
The third quarter of 2008 (3Q08) recorded a net loss of Ch$15,401.2 million, a variation of Ch$25,364.1 million with respect to the net income recorded in the third quarter of 2007 (3Q07). This result was basically triggered by the negative returns obtained by pension funds that affected, in terms of revenues the mandatory investments recording losses during the period; and in terms of expenses, the life and disability insurance increasing costs to be covered by the Company. In connection with the non operating component, the quarter recorded a higher loss with respect to the 3Q07, basically by losses in price level restatement attained during the quarter.

Regarding the operating result, the quarter recorded a loss of Ch$10,689.0 million, implying an unfavorable deviation of Ch$25,709.8 million, mainly as a consequence of losses on mandatory investments, implying a negative variation of Ch$19,208.4 million, due to the strong drops recorded by worldwide stock markets, especially during September. It added to the above, the higher cost of life and disability insurance (Ch$13,277.8 million), where around 70% of this deviation stemmed from negative returns of pension funds that increased casualty costs to be covered by the Company and the growth observed in the disability claims that in view of the industry pension was related with the enforcement of the Pension Reform Law. Likewise, fee income increased by 13.8% (Ch$5,772.2 million), as a result of the higher mandatory collection levels recorded in the period and the increase of variable fee charged to clients.

In non operating terms, the period registered a loss of Ch$4,689.1 million, a negative deviation of Ch$1,216.3 million, mainly as a consequence of a higher loss for price level restatement (Ch$1,227.9 million), attained by the depreciation of Chilean peso against the dollar in the debt maintained with Provida Internacional; adding lower profits from related companies, mainly foreign subsidiaries. The above was partially offset by lower interest expenses due to the lower balance of short term debt maintained in the period.

	3Q08	3Q07	Change	%
	(Million of constant Chilean pesos at September 30, 2008, except percentages)

Operating income	(10,689.0)	15,020.8	(25,709.8)	-171.2%
Total operating revenues	35,046.3	47,653.5	(12,607.2)	-26.5%
Total operating expenses	(45,735.2)	(32,632.7)	(13,102.6)	40.2%

Other non operating expenses (income)	(4,689.1)	(3,472.8)	(1,216.3)	35.0%

Income taxes	(23.2)	(1,585.1)	1,561.9	-98.5%

Net income	(15,401.2)	9,962.9	(25,364.1)	-254.6%

The 3Q08 recorded losses per share (each ADR represents fifteen shares) of Ch$46.48 while in the same quarter of last year, the earnings per share were Ch$30.07. At the close of the 3Q08, the total number of shares stood at 331,316,623, recording no changes with respect to the level observed in the 3Q07.

Operating revenues
They amounted to Ch$35,046.3 million in the 3Q08, a decrease of 26.5% or Ch$12,607.2 million with respect to the 3Q07. This result was basically driven by the loss on mandatory investments pursuant to the falls experimented by stock markets. The latter was partially offset by higher fee income, generated by both Provida and its subsidiary company Genesis (recorded in other operating revenues), adding lower financial revenues because of higher rates applied over the growing cash flows of life and disability insurance contract currently in force (85% of the portfolio return for the contract January 2005 – up to now).

•
Fee income increased by 13.8% or Ch$5,772.2 million in 3Q08, amounting to Ch$47,509.9 million in the period, an evolution in line with the 14.1% achieved by mandatory contributions, as a result of the increase in salary base (5.3% in real terms), as well as the growth of variable fee (2.39% to 2.59%) applied over the taxable salary of clients in 2008.

In terms of clients, the average number of contributors was 1,813,179 in the third quarter of 2008; hence, Provida maintains its leading position with an average market share over 40% as of August 2008.

•
During 3Q08, losses on mandatory investments were Ch$15,025.0 million, a negative deviation of Ch$19,208.4 million with respect to the income recorded in the 3Q07. This result was driven by lower returns achieved by stock markets during the quarter (MSCI LA -32.9%, Nasdaq -8.8%, Dow Jones -4.4%, Hang Seng -35.2%, Dax -9.2% and IPSA -8.2%). The latter implied a negative weighted average nominal return of pension funds of 8.6% in the 3Q08, while in the same period of last year, the return was positive in 2.7%.

Operating expenses
They reached Ch$45,735.2 million during the quarter, an increase of 40.2% or Ch$13,102.6 million with respect to the 3Q07. This result was mainly explained by the cost of life and disability insurance premium, due to the higher salary base covered and the increase of casualty rate. In the case of casualty rate, this was explained by the updating of mortality tables, lower returns achieved by the pension funds and the increase in the number of disability claims in connection with the enforcement of the Pension Reform Law. The period also recorded higher costs in remunerations mainly to the AFP Genesis' administrative personnel, adding higher variable remunerations paid by Provida to its commercial staff. The above was partially offset by other operating expenses given the lower administrative and data processing costs.

•
The administrative personnel remunerations amounted to Ch$4,978.6 million in the 3Q08, higher in Ch$139.4 million or 2.9% with respect to the same quarter of 2007. This result was partly due to the consolidation of expenses with AFP Genesis, Ecuador, since this subsidiary incorporated new legal benefits to its personnel. The above was partially offset by lower local accruals made in connection with profit bonuses, given the Company's results obtained during the period.

In figures, the average administrative staff increased by 1.9% in the 3Q08 with respect to the 3Q07, from 1,021 employees to 1,041.

•
The sales personnel remunerations were Ch$2,681.5 million in the 3Q08, an increase of Ch$265.4 million (11.0%) with respect to the same quarter of the last year. This variation was driven by higher variable remunerations paid to sales agents, as a result of superior production levels achieved in the period. The latter was partially offset by lower profit bonuses arisen from the results attained by the Company during the period.

Regarding sales staff, the average number of sales agents increased from 570 in the 3Q07 to 600 in the 3Q08, a rise of 5.2%.

•
During the 3Q08 the life and disability insurance expense was Ch$31,484.3 million, higher in Ch$13,277.8 million or 72.9% with respect to the figure recorded in the same period of last year. Around 40% of this deviation was the outcome of negative returns of pension funds that increased the cost of casualties to be covered by the Company, while near to 30% was caused by the higher number of disability claims. The latter was attributed, at industry level to the implementation of the solidarity principle from the Pension Reform Law, increasing and re-directing the demand on benefits related to disability.

The remaining 30% of this variation was explained in part by the expected factor of updating mortality tables that implied the increment of the variable fee (2.39% to 2.59%) charged to affiliates over the taxable income in order to finance the higher associated cost. Finally, the other expected factor was referred to the growth of the covered client portfolio, which is noticeable in the higher salary base of clients achieved in the quarter.

•
Other operating expenses decreased by 8.1% or Ch$580.0 million, from Ch$7,170.8 million recorded in the 3Q07 to Ch$6,590.8 million in the 3Q08. This variation was partly the result of lower administrative costs (Ch$893.4 million), basically referred lower hiring to outsourcing services regarding APV commercialization and rental costs given the closing of certain branches. Also, the period recorded lower data processing expenses (Ch$146.4 million) given lower corrective activities referred to the Unified Platform during the 3Q08. The latter was partially offset by the higher amortization recorded during the period (Ch$121.7 million) related to new developments made in 2007 associated to this asset. Finally, the commercialization expenses rose (Ch$226.9 million) given the start up of the APV campaign in June 2008 and the costs associated with information regarding the Pension Reform Law (corporate talks, brochures, among others).

Operating income
It totaled an operating loss of Ch$10,689.0 million, a decrease of Ch$25,709.8 million with respect to the 3Q07, mainly due to negative returns achieved by the pension funds recorded in the period that affected mandatory investments and the life and disability insurance.

Other non-operating expenses (income)
They recorded a loss of Ch$4,689.1 million that implied a negative variation of Ch$1,216.3 million or 35.0% with respect to the loss recorded in the 3Q07. This result was basically explained by the losses in price level restatement recorded in the quarter, implying a negative variation of Ch$1,227.9 million, mainly due to the negative effect of foreign exchange rate. Besides, the period recorded lower profits in related companies (Ch$395.4 million) given the lower results obtained by foreign subsidiaries. The latter was partially offset by lower interest expenses (Ch$502.2 million) due to the lower balance in the short-term banking debt maintained during the quarter.

•
The results in affiliated companies decreased by Ch$395.4 million or 43.2% from an income of Ch$915.6 million in the 3Q07 to Ch$520.2 million in the 3Q08. This variation was explained by results of foreign subsidiaries that decreased in the aggregate of Ch$643.5 million, mainly affected by negative returns obtained by mandatory investments. Partially offsetting the above were the positive results achieved by local subsidiaries that contributed in the aggregate of Ch$248.1 million.

		3Q08	3Q07	Change	%
Company	Country	(Million of constant Chilean pesos at September 30, 2008, except percentages)

Horizonte	Peru	(187.8)	154.7	(342.5)	-221.4%

Bancomer	Mexico	381.4	645.1	(263.7)	-40.9%

Crecer	Rep.Dominicana	-	37.4	(37.4)	n.a

DCV	Chile	16.2	9.5	6.7	70.6%

PreviRed.com	Chile	238.4	114.5	123.9	108.2%
				-
AFC	Chile	71.9	(45.6)	117.5	-257.5%

TOTAL		520.2	915.6	(395.4)	-43.2%

•
The price level restatement recorded a loss of Ch$4,225.4 million, higher in Ch$1,227.9 million with respect to the loss recorded in the same period of 2007. This variation was the outcome of the loss in foreign exchange rate arisen in the period, associated with the maintenance of the dollar debt with Provida Internacional, since in the 3Q08 a depreciation of 4.8% in the Chilean peso against the dollar was recorded, while in the 3Q07 an appreciation of 3.0% was recorded. Additionally, the period recorded a higher inflation of 3.6% in the 3Q08 applied over the Company’s net liability exposure; meanwhile this exposure was 3.2% in the same period of the last year.

Income taxes
In the 3Q08, income taxes were Ch$23.2 million, lower in Ch$1,561.9 million with respect to the 3Q07, basically as a consequence of the results that determine the tribute base for paying taxes. It added to the latter the adjustment of deferred taxes obligation that increased the income taxes acknowledged in results, triggered by the decrease in 45 basis points of the discount rate to value this liability in the 3Q08.

Exchange rate
In the 3Q08, a depreciation of 4.8% of the Chilean peso against the dollar was recorded, while in the 3Q07 an appreciation of 3.0% of the Chilean peso against the dollar was recorded.

CONSOLIDATED INCOME STATEMENT

	3Q08	3Q07	Change	% Change
	(Million of constant Chilean pesos at September 30, 2008, except percentages)

OPERATING REVENUES
Fee income	47,509.9	41,737.7	5,772.2	13.8%
Gains (loss) on mandatory investments	(15,025.0)	4,183.4	(19,208.4)	-459.2%
Financial Revenues on Life & Disability Insurance	627.4	179.9	447.5	248.7%
Other operating revenues	1,934.0	1,552.5	381.5	24.6%

Total Operating Revenues	35,046.3	47,653.5	(12,607.2)	-26.5%

OPERATING EXPENSES
Administr. personnel remunerations	(4,978.6)	(4,839.2)	(139.4)	2.9%
Sales personnel remunerations	(2,681.5)	(2,416.2)	(265.4)	11.0%
Life & Disablity Insurance	(31,484.3)	(18,206.5)	(13,277.8)	72.9%
Other operating expenses	(6,590.8)	(7,170.8)	580.0	-8.1%

Total Operating Expenses	(45,735.2)	(32,632.7)	(13,102.6)	40.2%

OPERATING INCOME	(10,689.0)	15,020.8	(25,709.8)	-171.2%

OTHER NON OPERATING EXPENSES (INCOME)
Gains on investments	13.0	7.6	5.4	71.6%
Profit (loss) in affil. companies	520.2	915.6	(395.4)	-43.2%
Amortization of goodwill	(1,431.6)	(1,373.8)	(57.8)	4.2%
Interest expense	(133.2)	(635.3)	502.2	-79.0%
Other income (expenses) net	568.0	610.7	(42.8)	-7.0%
Price level restatement	(4,225.4)	(2,997.5)	(1,227.9)	41.0%

Total Other Non Operating Expenses (Income)	(4,689.1)	(3,472.8)	(1,216.3)	35.0%

INCOME BEFORE TAXES	(15,378.0)	11,548.0	(26,926.0)	-233.2%

INCOME TAXES	(23.2)	(1,585.1)	1,561.9	-98.5%

NET INCOME	(15,401.2)	9,962.9	(25,364.1)	-254.6%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	October 30, 2008	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	October 30, 2008	By:	/s/ Maria Paz Yañez
			Name:	Maria Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.